Exhibit 99.3

Message from the Co-Chief Executive Officers
Highlights of continuing operations for the three months ended September 30, 2015 included:
•	Sales of $1,087.3 million for second quarter of fiscal 2016, an increase of 18% from $918.3 million in second quarter of fiscal 2015.
•	Gross Margin of $167.2 million an increase of 26% year over year, driven by the successful implementation of a margin per customer improvement initiative.
•	Base EBITDA of $45.7 million, an increase of 44% year over year.
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Payout ratio on Base Funds from continuing operations was 50% for the second quarter, a significant improvement from 78% one year ago as a Base Funds from continuing operations increased by 59% year over year to $37.8 million.

•	Cash and cash equivalents were $88.6 million as of September 30, 2015, an increase of 197% from $29.8 million reported in the same quarter a year ago.
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During the quarter, the Company announced the successful renegotiation of its credit facility, resulting in an increase of its line of credit to $277.5 million from $210 million. The credit facility was also extended for an additional three years through September 1, 2018 under favorable terms. No cash was withdrawn on the facility as of September 30, 2015.

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Long-term debt as of September 30, 2015 was $685.5 million, a decrease of 16% compared to $811.8 million as of September 30, 2014. Book value net debt was under 3.0x for the trailing 12 month Base EBITDA, significantly improved from 4.3x just one year ago.

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Gross customer additions for the second quarter of fiscal 2016 were 290,000, a decrease of 18% compared to 354,000 customers added in the second quarter of fiscal 2015. Net additions were 4,000 for the second quarter of fiscal 2016, compared with 67,000 net customer additions in the second quarter of fiscal 2015.

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Company reaffirms fiscal 2016 Base EBITDA guidance range of $193 million to $203 million. Guidance equates to a 20% year over year increase when adjusted for the change in classification of customer acquisition costs in fiscal 2016.

Dear fellow shareholders:
During the second quarter our business continued to perform very well, delivering results that demonstrate the significantly improved profitability profile of the Company and highlight our ability to generate meaningful cash flow. Our profitability profile continued to improve as a result of our margin per customer improvement initiative. As a result, we were able to convert solid top-line sales growth of 18% during the period to a 44% increase in Base EBITDA. In addition to adding more profitable customers, our results were aided by the introduction of new products with incremental margins, increased fees and service income, and lower realized commodity costs resulting from our effective hedging strategies.
While our sales grew 18% during the quarter, net customer additions were down year over year, driven by our sales channel rationalization that better aligns with our pursuits of driving more profitable customer additions and a commitment to only accept new customers that meet our profitability profile. We were able to add 290,000 gross customers and 4,000 on a net basis during the quarter. On a sequential basis, net additions improved 81,000 from the first quarter of this fiscal year and we are confident net customer additions will increase next quarter as a result of the successful introduction of some of our new products that fit into our long-term strategy of offering more complete energy management solutions to our customers.
Overall, we continue to operate from a greatly improved financial position, which we expect will continue to strengthen. We ended the quarter with $89 million in cash and cash equivalents, up from $79 million at the end of fiscal year 2015 and up from $30 million twelve months ago. We grew our cash position despite the second quarter being a challenging seasonal quarter for working capital and while we repurchased $6.0 million of the $330 million convertible debenture under the normal course issuer bid program during the past year.  As of September 30, 2015 our long-term debt was $685.5 million, a decrease of $126.3 million or 16% from one year ago.
Our fiscal 2016 first-half performance puts us on track to achieve our full-year Base EBITDA expectations of $193 million to $203 million, while also maintaining a stable $0.50 dividend and further reducing the Company's debt. Our financial flexibility, combined with our commitment to maintaining a capital light model, supports our ability to pursue our growth strategy, which focuses on new geographies, innovative products that meet customers' changing demands, and new energy management solutions that will continue to disrupt the traditional utility model.
Yours truly,

Deb Merril and James Lewis
 Co-Chief Executive Officers